SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                          First Sierra Financial, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    335944104
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 11, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,002,500 shares, which constitutes approximately 7.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 13,953,592 shares outstanding.

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1.   Name of Reporting Person:

     Portfolio LL Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,002,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,002,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,002,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 7.2%


14.  Type of Reporting Person: PN

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(1)  Power is exercised through its sole general partner, Portfolio Genpar,
     L.L.C.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 9, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of First Sierra Financial, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended by adding at the end thereof the following:

       As described in the Issuer's recent press release, on September 11, 1998, Brian E. McManus has agreed to become a member of the Issuer's Board of Directors. The Reporting Persons strongly support the Issuer's management, business structure and operating strategy.

       Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 99.1 -- Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   September 11, 1998

                                    Portfolio LL INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO GENPAR, L.L.C.
                                          a Delaware limited liability company,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.